K&L GATES
One Lincoln Street
Boston, Massachusetts  02111

April 14, 2010

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720
Attn:  Christian Sandoe, Esq.

VIA EDGAR

RE:     Salient Absolute Return Master Fund (File Nos. 811-22387)

Dear Mr. Sandoe:

1.   On February 2, 2010, Salient Absolute Return Master Fund (“Master Fund”) filed its initial registration statement on Form N-2.  On March 31, 2010, registration statements for Salient Absolute Return Fund and Salient Absolute Return Institutional Fund (“Feeder Funds”) were declared effective under the Securities Act of 1933.  The accompanying filing of the Master Fund reflects solely edits to conform the Master Fund disclosure to the Feeder Funds’ registration statements as declared effective.

Sincerely,
/s/ George J. Zornada
George J. Zornada